SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2001

Commission File No. 1-10290

DUQUESNE LIGHT COMPANY 401(k)
RETIREMENT SAVINGS PLAN FOR IBEW REPRESENTED EMPLOYEES

411 Seventh Avenue
Pittsburgh, PA 15219

(Full title of the Plan and the address of the Plan, if different from that of the issuer named below)

DQE, Inc.

411 Seventh Avenue
Pittsburgh, PA 15219

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Page 1 of 15 pages
The Table of Contents is on page 3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Duquesne Light Company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DUQUESNE LIGHT COMPANY
401(k) RETIREMENT SAVINGS
PLAN FOR IBEW REPRESENTED
EMPLOYEES

By. Stevan R. Schott

Stevan R. Schott
Vice President and Controller,
Duquesne Light Company

Dated: June 28, 2002

TABLE OF CONTENTS

Financial Statements and Exhibits

		Pages
(a)	Financial Statements	
	Independent Auditors' Report	4
	Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000	5
	Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2001 and 2000	6
	Notes to Financial Statements for the Years Ended December 31, 2001 and 2000	7-13
	Supplemental Schedule - Assets Held for Investment Purposes, December 31, 2001	14
(b)	Exhibits:	
	I. Independent Auditors' Consent	15

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, Pennsylvania 15222-5401

Tel: (412) 338-7200
Fax: (412) 338-7380
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Duquesne Light Company 401(k) Retirement Savings Plan For IBEW Represented Employees and Participants:

We have audited the accompanying Statements of Net Assets Available for Benefits of the Duquesne Light Company 401(k) Retirement Savings Plan for IBEW Represented Employees as of December 31, 2001 and 2000 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of Assets Held for Investment Purposes as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 28, 2002

DUQUESNE LIGHT COMPANY 401(K) RETIREMENT SAVINGS PLAN FOR IBEW REPRESENTED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31, 2001	DECEMBER 31, 2000
Assets:		
Investments	$ 30,726,242	$34,655,066
Employer contributions receivable	388,343	-
Total assets	31,114,585	34,655,066
Liabilities:		
Total liabilities	-	-
Net Assets Available For Benefits	$ 31,114,585	$ 34,655,066

See Notes to Financial Statements.

DUQUESNE LIGHT COMPANY 401(K) RETIREMENT SAVINGS PLAN FOR IBEW REPRESENTED EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	YEARS ENDED DECEMBER 31,	
	2001	**2000**
Additions:		
Additions to net assets attributed to:		
Investment income:		
Dividend income, investments	$ 1,021,526	$ 1,425,544
Interest income, investments	-	85,621
Interest income, participant loans	13,430	7,886
Net depreciation in fair value of investments	(6,319,572)	(2,957,097)
Contributions:		
Participant	3,311,585	3,955,953
Employer	1,032,159	1,104,525
Other additions	-	65,846
Total	(940,872)	3,688,278
Deductions:		
Payment of benefits	(2,599,109)	(7,059,939)
Other deductions	(500)	(842)
Total	(2,599,609)	(7,060,781)
Net decrease	(3,540,481)	(3,372,503)
Transfers from the plan (Note 7)	-	(25,330,753)
Net Assets Available for Benefits:		
Beginning of year	34,655,066	63,358,322
End of year	$ 31,114,585	$ 34,655,066

See Notes to Financial Statements.

DUQUESNE LIGHT COMPANY 401(k) RETIREMENT SAVINGS PLAN FOR IBEW REPRESENTED EMPLOYEES

Notes to Financial Statements for the Years Ended December 31, 2001 and 2000

1. Description of the Plan

Duquesne Light Company, (the Company) is a wholly owned subsidiary of DQE, Inc. (DQE), a multi-utility delivery and services company. The Company is engaged in the transmission and distribution of electric energy.

The following is a brief description of the Duquesne Light Company 401(k) Retirement Savings Plan for IBEW Represented Employees (the Plan). Participants should refer to the Plan document, "Duquesne Light Company 401(k) Retirement Savings Plan For IBEW Represented Employees" effective January 1, 2000, as amended and restated, for more complete information.

General

The Plan is a defined contribution savings plan established by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. In 2001 and 2000 seven funds were available for investment of contributions to the Plan. The funds include: the *Vanguard Prime Money Market Fund* which invests in short-term, high-quality money market instruments; the *Vanguard 500 Index Fund* which invests in all 500 stocks that make up the Standard & Poor's 500 Index and is designed to match the performance of the index; the *Vanguard Total Bond Market Index Fund* which invests in government and corporate bond issues designed to match the performance of the Lehman Brothers Aggregate Bond Index; the *Vanguard Extended Market Index Fund* which invests in mid and small-capitalization companies and is designed to match the performance of the Wilshire 4500 Completion Index; the *Vanguard Small-Cap Index Fund* which invests in an index of small companies and is designed to match the performance of the Russell 2000 Index; the *Vanguard Total International Stock Index Fund* which invests in three Vanguard international index funds; a European fund, a Pacific fund, and an emerging markets fund and is designed to match the investment results of the Morgan Stanley Capital International Total International Index; and the *DQE, Inc. Common Stock Fund,* which invests in Common Stock of DQE and includes Company matching contributions. Voting rights are extended to participants in the *DQE, Inc. Common Stock Fund* according to their ownership interests in these funds.

The Plan's Savings Plan Committee is the Plan Administrator and the named fiduciary for the Plan. The Savings Plan Committee has all powers necessary to carry out the provisions of the Plan and to satisfy the requirements of any applicable law. The Plan's Assets Committee establishes, among other things, the funding policy of the Plan. Northern Trust Corporation and The Vanguard Group, Inc. (Vanguard) acted as Co-trustees for the Plan from January 1, 2000 through February 29, 2000. Plan assets were transferred to Vanguard on February 29, 2000. William M. Mercer, Inc. and Vanguard acted as Co-recordkeepers for the Plan from January 1, 2000 through February 29, 2000. Northern Trust Corporation and William M. Mercer, Inc. were terminated as the Trustee and Recordkeeper effective February 29, 2000. Vanguard is the sole Trustee and Recordkeeper for the period March 1, 2000 through present. As the Trustee, Vanguard is the custodian of the Plan's assets and invests all participant contributions to the Plan as directed by the Participants. As the Recordkeeper, Vanguard is responsible for establishing Participant Accounts, recording contributions, and determining the value and increase or decrease in each Participant Account to reflect its proportionate interest in each of the funds.

Participation

Participation in the Plan is voluntary. An eligible employee is any person regularly employed by the Company and represented by a collective bargaining agreement between the Company and the International Brotherhood of Electrical Workers and not excluded under the terms of the collective bargaining agreement. As of the first pay period, an eligible employee may become a Participant in the Plan by contacting Vanguard via voice response or the Internet to enroll.

Contributions

Contributions to the Plan begin after an employee agrees to accept a specified reduction in salary/wage for each pay period in consideration for the Company's contribution of such amount to the Plan. These contributions are excluded from the Participant's taxable income for federal income tax purposes until received as a withdrawal or a distribution from the Plan. A Participant may increase, decrease or stop the amount of the salary/wage reduction at any time. A Participant's contribution to the Plan may not exceed 18.5% of the qualified compensation, net of pretax compensation reductions, paid to the Participant by the Company for the calendar year as of the date of the contribution. Total contributions in any calendar year are limited to the applicable limit under the Internal Revenue Code Section 402(g) ($10,500 for calendar years 2001 and 2000). The Plan also provides that certain limitations may be imposed on Participants' contributions in order to comply with statutory requirements.

Rollovers Into The Plan

Active participants may transfer all or part of a distribution from another qualified retirement plan or an individual retirement account to the plan, provided that certain statutory requirements are met. Participants have a fully vested and non-forfeitable interest in rollover accounts at all times.

Investment Elections

Each Participant may direct that salary/wage reduction contributions be invested in one or more of the funds described previously. Allocations must be in increments of 1% of each contribution. A Participant may change such allocation at any time and may transfer all or a portion of the value of his or her Participant Account, in increments of 1% among the seven funds at any time during the year.

Valuation

All of a Participant's salary/wage reduction contributions are credited to his or her account. The value of each of the separate funds is determined by the Trustee on a daily basis. A Participant's interest in the *DQE, Inc. Common Stock Fund* is calculated in units which are equivalent to shares.

Matching Contributions

Effective January 1, 1995, a matching contribution feature, which provides that the Company will contribute $.25 for every $1.00 of salary reduction contributions by a Participant to his or her 401(k) account up to a maximum of 4% of his or her eligible wage, was implemented by the Plan. The matching contributions are made in the form of DQE common stock.

The Company or its affiliate will match up to an additional $.25 on every $1.00 of salary reduction contributions by a participant up to a maximum of 4% of his or her eligible wage as an annual performance matching contribution if the Company achieves certain performance objectives established by the Company's Compensation Committee or the Board of Directors. In 2001 and 2000, these incentive targets were met and an annual performance matching contribution was made to each Participant's Matching Contribution Account.

Vesting and Benefit Distributions

Participants are fully vested in their Participant Accounts at all times. With respect to vesting of the Participant's Matching Contribution Account, upon completion of five years of service or earlier termination due to disability, death, the attainment of age 62 while an employee, or plan termination, the Participant Matching Contribution Account shall be fully vested. Amounts contributed through salary/wage reductions may be withdrawn by, or distributed to, a Participant only (1) upon termination of employment or (2) upon attaining the age of 59-1/2. In the event of death, a Participant's account balance will be distributed to the Participant's beneficiary in a lump sum payment; disabled participants may choose to receive a full distribution of their account balance. Upon proof, to the satisfaction of the Plan Administrator, of an immediate and heavy financial need, amounts contributed may be withdrawn for a hardship purpose, only after the maximum amount allowed under the plan has been borrowed by the participant. Following a hardship withdrawal, a participant is not permitted to contribute to the plan for a period of time. Certain income tax penalties may apply to withdrawals or distributions prior to age 59-1/2. Distribution of a participant's account must commence once a participant has ended their service with the Company and has attained age 62 or has an account balance less than $5,000.

Participant Loans

Participants may borrow from their contribution accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested interest in their account balance, whichever is less. The loans are secured by the balance of the participant's account, and only one loan may be outstanding at a time. The interest rate is the prime rate plus 1 percent. Participants have up to five years to repay a general purpose loan and up to 15 years if their loan is used to purchase a primary residence.

Forfeitures

When certain terminations of participation in the Plan occur, the nonvested portion of the participant's account, as defined by the Plan, represents a potential forfeiture. If upon reemployment the former participant fulfills certain requirements, as defined by the Plan, these potential forfeitures, including earnings, will be transferred to the Participant's Matching Contribution Account. These forfeiture reallocations amounted to $3,027 in 2001 and zero in 2000. If the former participant does not fulfill certain requirements, as defined by the Plan, these forfeitures reduce subsequent Company matching contributions to the Plan. These forfeitures amounted to zero in 2001 and $3,800 in 2000.

Termination of the Plan

The Company may terminate, amend, modify or suspend the Plan in whole or in part at any time subject, however, to the terms of any collective bargaining agreement which specifically limit the Company's right to do so. However, in any such event, the Participants' rights to their account balances will not be forfeited.

Tax Status

The Plan obtained its latest determination letter on January 17, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (IRC). Effective January 1, 2000, the Plan was amended and restated. The Company has applied for, but not yet received, a determination letter for the amended and restated plan. However, the Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes is included in the Plan's financial statements.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Valuation of Investments and Income Recognition

Investments in the *Vanguard Prime Money Market Fund* are based on historical cost, which approximates fair value. Investments in the *Vanguard Total Bond Market Index Fund* are reported at fair value based on the quoted net asset value of the bond issues of the fund. Investments in the *Vanguard 500 Index Fund, Vanguard Extended Market Index Fund, Vanguard Small-Cap Index Fund, and the Vanguard Total International Stock Index Fund* are reported at fair value based on the quoted net asset value of shares of the fund. Investments in the *DQE, Inc. Common Stock Fund* are stated at fair value based upon the closing sales price of DQE Common Stock reported on recognized securities exchanges on the last business day of the year. Participant loans are valued at cost which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefits are recorded when paid.

Distributions Due to Participants

Amounts allocated to accounts of persons who have withdrawn from participation in the earnings and operations of the Plan were $40,332 and $433,084 at December 31, 2001 and 2000, respectively.

Expenses

In 2001 and 2000, the Company paid all costs and expenses incurred in the administration of the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to the Plan's net assets available for benefits during the reporting period. Actual results could differ from those estimates.

The Plan utilizes various investment instruments including investments in mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Derivatives

On January 1, 2001, the Plan adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities."

The Plan's Vanguard Funds invest in derivative instruments, financial contracts whose value is based on, or derived from, a traditional security, an asset, or a market index. Derivatives may involve risks greater than those of traditional investments. The Funds will not use derivatives for speculative purposes or as leveraged investments that magnify gains or losses or the risks of an investment. Each Fund's obligation to purchase securities under futures contracts will not exceed 20% of its total assets.

The Vanguard Funds may invest in derivative types such as stock futures, bond (interest rate) futures, options contracts, warrants, convertible securities, swap agreements, relatively conservative classes of collateralized mortgage obligations, forward foreign currency exchange contracts, and adjustable-rate securities. The Funds may invest in derivatives to keep cash on hand for redemption needs while simulating full investments in stocks or bonds, to reduce the Funds' transaction costs, to add value when the derivatives are favorably priced, to maintain the same currency exposure as a Fund's index, to gain currency exposure when investing in stock index futures, or to settle trades in a foreign currency.

Plan investments in derivative instruments are recorded at fair value in the Statements of Net Assets Available for Benefits. The use of derivative instruments is not believed to materially increase the credit or market risk of the Plan's investments.

3. <u>Related-Party Transactions</u>

Certain Plan investments are shares of mutual funds managed by Vanguard, the Trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. Other related-party transactions include Plan investments in shares of Common Stock of DQE and administrative costs and expenses which are paid by the Company.

4. Nonparticipant-Directed Account

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

	December 31, 2001	2000
Net assets:		
DQE, Inc. Common Stock Fund	$ 5,457,956	$ 8,516,212
Employer contributions receivable	388,343	-
Net assets	$ 5,846,299	$ 8,516,212
Changes in net assets:		
Dividend income	$ 460,743	$ 419,479
Interest income	-	1,438
Net (depreciation) appreciation in fair value of investments	(3,821,866)	650,257
Contributions:		
Employer	1,032,159	1,104,525
Participant	423,225	571,737
Participant loan repayments	9,707	5,839
Other additions	-	9,521
Payments of benefits	(311,265)	(1,471,159)
Participant loan withdrawals	(11,496)	(47,569)
Other deductions	(20)	-
Transfers from the Plan or to participant-directed investments	(451,100)	(6,131,230)
Net decrease	$ (2,669,913)	$ (4,887,162)

5. Investments Exceeding 5% of Total Net Assets

The following represents the investments that represent 5 percent or more of the Plan's net assets available for benefits at December 31, 2001 and 2000.

	December 31, 2001	2000
DQE, Inc. Common Stock Fund* 288,323 and 260,037 shares, respectively	$ 5,457,956	$ 8,516,212
Vanguard 500 Index Fund Investor Shares 139,893 and 140,002 shares, respectively	$ 14,813,290	$ 17,060,702
Vanguard Prime Money Market Fund 3,963,117 and 3,603,455 shares, respectively	$ 3,963,117	$ 3,603,455
Vanguard Small-Cap Index Fund Investor Shares 81,777 and 66,169 shares, respectively	$ 1,620,815	$ 1,286,334
Vanguard Total Bond Market Index Fund 261,490 and 194,981 shares, respectively	$ 2,651,511	$ 1,942,007

* Nonparticipant-directed

6. Net Change in Fair Value of Investments

The net (depreciation) appreciation in the fair value of investments (including investments bought, sold and held during the year) for the years ended December 31, 2001 and 2000 was as follows:

	Years Ended December 31,	
	2001	2000
Mutual Funds	$(2,497,706)	$(3,607,354)
Common Stock	(3,821,866)	650,257
	$(6,319,572)	$(2,957,097)

7. Changes in the Plan

On December 3, 1999, the Company completed a power station asset exchange with FirstEnergy Corporation. On April 28, 2000, the Company sold these assets to Orion Power MidWest, L.P, which completed the Company's divestiture of their generation assets. As a result of these events, the Company's Board of Directors approved an amendment to the Plan to the effect that any Plan Participant who was involuntarily terminated by the Company in connection with either of these events shall be 100% fully vested in his or her benefits under the Plan. Account balances valued at approximately $18 million for participants that transferred to FirstEnergy were transferred to the FirstEnergy 401(k) plan in the first quarter of 2000. Account balances valued at approximately $7 million for participants that transferred to Orion Power were transferred to the Orion 401(k) plan in the third quarter of 2000.

During the 2001 Plan year, the Savings Plan Committee authorized amending and restating the Plan document, effective January 1, 2000 to include, among others, prior year Plan amendments and changes to the Internal Revenue Code and ERISA provisions.

8. Subsequent Events

Effective January 1, 2002, as a result of an amendment passed subsequent to the end of the 2001 plan year, the Company was named as the Plan Administrator and began to perform functions previously executed by the Assets Committee and the Savings Plan Committee.

Additional amendments have been made during the 2002 Plan year, including those required as a result of the Economic Growth and Tax Relief Reconciliation Act of 2001, Department of Labor regulations and Internal Revenue Service notices. These amendments include, but are not limited to, the following changes:

- Vesting in employer contributions changed from five years to three years
- Annual addition dollar limit and maximum compensation limit increased
- Reduction of the suspension period following hardship withdrawals to six months
- Allowance for catch-up contributions

The Company does not believe that the adoption of these amendments will have a significant impact on the overall financial statements of the Plan.

Duquesne Light Company 401(k) Retirement Savings Plan for IBEW Represented Employees
Schedule of Assets Held for Investment Purposes
December 31, 2001

Identity of Issue	Description of Investment	Cost	Current Value
* Vanguard 500 Index Fund Investor Shares	Registered Investment Company 139,893 shares		$ 14,813,290
* Vanguard Extended Market Index Fund Investor Shares	Registered Investment Company 63,293 shares		1,461,427
* Vanguard Prime Money Market Fund	Registered Investment Company 3,963,117 shares		3,963,117
* Vanguard Small-Cap Index Fund Investor Shares	Registered Investment Company 81,777 shares		1,620,815
* Vanguard Total Bond Market Index Fund	Registered Investment Company 261,490 shares		2,651,511
* Vanguard Total International Stock Index Fund	Registered Investment Company 67,063 shares		622,341
** DQE, Inc. Common Stock Fund	Company Stock Fund 288,323 shares	$8,185,127	5,457,956
* Loan Fund - Various Participants	Participant loans with a 6.5% or 10% interest rate and maturity dates ranging from January 2002 through September 2006		135,785
Total assets held for investment purposes			$ 30,726,242

* Party in Interest
** Nonparticipant-directed

EXHIBIT I

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Post Effective Amendment No.1 to Registration Statement No. 33-29147 of DQE, Inc. on Form S-8 of our report dated June 28, 2002, appearing in this Annual Report on Form 11-K of the Duquesne Light Company 401(k) Retirement Savings Plan for IBEW Represented Employees for the year ended December 31, 2001.

Deloitte & Touche LLP

June 28, 2002
Pittsburgh, Pennsylvania